Exhibit 1.7

CDC Corporation Announces Preliminary Financial Results and Certain Operating Metrics for Q4 2005 and Full Year 2005

HIGHLIGHTS

•	Total revenue for full year 2005 was US$247.6 million, up 35.5% from US$182.7 million in full year 2004. Total revenue for Q4 2005 was US$64.8 million, up 17.6% from US$55.1 million in Q4 2004.

•	Total revenue from CDC Software for full year 2005 was US$204.2 million, up 38.7% from US$147.2 million in full year 2004. Total CDC Software revenue for Q4 2005 was US$53.1 million, up 7.3% from US$49.5 million in Q4 2004.

•	Total revenue from China.com for full year 2005 was US$43.4 million, up 22.6% from US$35.4 million in full year 2004. Total China.com revenue for Q4 2005 was US$11.7 million, up 108.9% from US$5.6 million in Q4 2004.

•	Subject to adjustments related to the 2005 audit, adjusted EBITDA** for Q4 2005 anticipated to range from approximately $4.3 million to $4.5 million, with full year Adjusted EBITDA** ranging from $12.5 million to $12.8 million.

•	Subject to adjustments related to the 2005 audit, GAAP net income for Q4 2005 estimated to range from approximately $494,000 to $755,000 with a full year GAAP net loss estimated to be approximately $4.2 million to $4.4 million.

•	Non-GAAP* net cash and cash equivalents, net of total debt, increased by approximately US$5.5 million to US$218 million as of December 31, 2005 due to strong cash flow contribution from operations.

[Beijing, Atlanta. March 3, 2006.] CDC Corporation (NASDAQ: CHINA; www.cdccorporation.net) today announced preliminary performance and certain operating metrics for Q4 2005 and full year 2005 which are unaudited and subject to adjustment pending completion of the company’s year end audit.

REVENUE SUMMARY

Q4 2005 vs. Q4 2004

Total Q4 2005 revenues were US$64.8 million, an increase of 17.6% from US$55.1 million in Q4 2004. The increase in revenues was due to higher recorded MVAS revenue as a result of a change in accounting treatment and strong performance from our consulting and services business.

CDC Software. Total software revenues in Q4 2005 were US$53.1 million, an increase of 7.3% from US$49.5 million in Q4 2004. Consulting and services revenues were US$27.2 million in Q4 2005 an increase of 14.8% from US$23.7 million in Q4 of 2004 and increase of 3.8% from US$26.2 million in Q3 of 2005. Software license revenues were US$10.8 million in Q4 2005 an increase of 17.4% from US$9.2 million in Q3 2005, unchanged from US$10.8 million in Q4 2004. Maintenance revenues were US$15.1 million in Q4 2005, an increase of 1.0% from US$15 million in Q4 2004 and an increase of 1.0% from US$15 million in Q3 2005.

During the quarter, North America contributed 52.3% of total software and consulting and services revenues, Europe Middle East and Africa contributed 28.3%, Asia Pacific contributed 19.2% and Latin America contributed the remaining 0.2%.

Revenues for the quarter were an all-time high as CDC Software signed 75 new customers during the quarter. New customers accounted for 39% of total software license revenue for the quarter which is among the highest in the enterprise software industry and indicates continued healthy expansion of the business and strong demand for industry-specific applications in financial services, home building, food and beverage life sciences and pharmaceuticals. Software license sales to both new and upgrading customers were strong in all major geographies including The Americas, Europe and Asia/Pacific.

Customer surveys, on a global scale, continued to indicate satisfaction ratings exceeding 90% which are significantly better than industry benchmarks often cited in the 85% range. This above average level of customer satisfaction manifested itself in continuing and expanding investments from the install base of CDC Software customers and a maintenance revenue retention rate of 92% and 89% for our Pivotal and Ross software units respectively in Q4 2005. As one example, Emirates Airlines, one of the fastest growing airlines in the world, upgraded to an enterprise license for Pivotal CRM. This will significantly increase their global deployment, making the airline one of the 10 largest customers in the world in terms of global deployment of Pivotal CRM.

China.com. Total revenues for China.com during Q4 2005 were US$11.7 million, an increase of 108.9% from US$5.6 million in Q4 2004. During Q1 2005, China.com changed the presentation of its MVAS revenue from a net basis (excluding the portion of MVAS revenue paid to the mobile operators) to a gross basis (including the portion of MVAS revenue paid to the mobile operators) in response to significant changes in the operation of the MVAS business in China. Total MVAS revenue for Q4 2005 was US$8.7 million, representing 74.4% of total revenues for China.com. The remaining 25.6% of China.com‘s revenues were attributable to its Internet and media businesses.

MVAS revenues decreased 11.2% from US$9.8 million in Q3 2005, primarily due to the company’s decision to discontinue certain lower margin services and greater enforcement of regulations which limit the ability to send unsolicited messages to mobile phone users to solicit subscriptions that adversely impacted China.com’s IVR business, in particular. SMS-based MVAS revenue for Q4 2005 was US$3.2 million, down 18.0% from US$3.9 million in Q3 2005 primarily as a result of the discontinuation of lower margin SMS revenues by China.com’s Go2joy unit. MMS revenues increased 10.8% from Q3 2005 as the revised marketing and promotion strategy for these services continued to gain momentum. WAP revenues increased 7.5% from Q3 2005 as China.com continued to benefit from the current practice of China Mobile to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on its WAP portal. Services at the top of the menu are more accessible to users than other services and, based on experience, more frequently accessed than those services lower on the menu.

With respect to China.com’s online games unit, online game subscribers increased to approximately 15 million at the end of Q4 2005. The online game ‘Yulgang’ continued to enjoy success, surpassing 260,000 peak concurrent users in Q4 2005, representing an increase of 38.9%from Q3 2005, and recording average concurrent users per day of 162,000 in Q4 2005, up 33.9% from 121,000 in Q3 2005. The average number of virtual merchandises sold per day was 28,000 in Q4 FY2005, up 65% from 17,000 in Q3 FY2005. Further, there are 36 server groups throughout China in Q4 FY2005 supporting the company’s online games, up 33% from 27 server groups in Q3 FY2005. The game pioneered the “free-to-play and pay-for-virtual merchandise” business model for MMORPGs in China and set the ever increasing trend for the move to this business model by other leading online games companies in China. Yulgang was recognized by a leading industry source as the second most popular MMORPG among over 50 new online games launched in China in 2005. Under US GAAP, CDC Corporation accounts for the online games unit using the equity method, and it is not consolidated. Due to the equity accounting treatment, online games revenues are not reflected in CDC Corporation’s consolidated revenues. However, under Hong Kong GAAP, China.com consolidates the online games business and revenues, and it is reported as a segment in China.com’s Hong Kong GAAP financial statements. Revenues for the online games unit for Q4 2005 was US$3.2 million up 60.0% from US$2.0 million in Q3 2005.

Full Year 2005 vs. Full Year 2004

Total revenues for the twelve months ended December 31, 2005 were US$247.6 million, an increase of 35.5% from US$182.7 million in 2004.

CDC Software. Total software revenues in 2005 were US$204.2 million, an increase of 38.7% from US$147.2 million in 2004.

During 2005, North America contributed 49.4% of total software and consulting and services revenues, Europe Middle East and Africa contributed 30.3%, Asia Pacific contributed 20.1% and Latin America contributed the remaining 0.2%.

In July of 2005, CDC Software was listed among the top 25 Global Enterprise and Supply Chain Application companies on the Global100 list published by Manufacturing Business Technology Magazine.

Additional recognitions for CDC Software during 2005 included:

•	Pivotal CRM 5.1 was listed as one of the “Top 15” CRM packages by ISM, a leading CRM industry analyst firm.

•	Pivotal CRM was selected as the High-Impact Product of the Year by TecHome Builder magazine.

•	Ross Systems was recognized as a leading supply chain vendor by Supply & Demand Chain Executive Magazine based on the results achieved at Litehouse Foods.

•	In addition to Pivotal’s prior Gold Certification status with Microsoft, Ross Systems also obtained Gold Certification status in 2005.

Leveraging the benefits of the enterprise applications from CDC Software, numerous customers also received accolades during 2005. Advanced Food, using the Ross ERP system to help achieve superior service levels, was named supplier of the year for 2005 by SYSCO Corporation. Additionally, SecureWorks, a leading provider of managed security services, received the CRM Elite award from CRM Magazine for demonstrating outstanding ROI with the Pivotal CRM solution.

CDC Software signed 300 new customers in 2005. Indicative of continuing organic growth and continuing customer satisfaction, new customers represented 40% of total software license revenue while repeat business with existing customers represented 60% of total software license revenue for the year. New software sales were strong in global vertical industries including financial services, discrete and process manufacturing, and homebuilding. Key new customers include Morgan Keegan, Vantage Credit union, Calamos Investments, Toll Brothers, American West Homes, Baskin Robins, MasterTaste, Estrella de Galicia, Serious Foods and Pannonpharma. Key upgrading customers included North Shore Credit Union, Jorgensen Company, Summit Industrial Products, Cambrex Corporation, PEZ Candy and Ahold.

During 2005, customers continued to report significant measured benefits derived from the industry-specific, CDC Software applications. These included significant reductions in inventory costs, streamlined compliance efforts and improved customer service and loyalty.

Of keen interest with customers and prospects during 2005 were the new Analytics applications introduced for financial analysis, sales and customer service, and manufacturing. These unique, industry-specific applications have been deployed in as little as three weeks, and the application set will be expanded during 2006 to address a broader set of enterprise management requirements and drive additional license revenues for CDC Software.

Further deepening its commitment to delivering industry-specific applications, the company also announced Pivotal Medical Devices as the first in a series of CRM applications designed for specific industries in discrete manufacturing. Much like the industry-specific CRM applications for financial services and homebuilders, these new applications are rapidly delivered using a similar application template methodology.

China.com. Total revenues for China.com in 2005 were US$43.4 million, an increase of 22.6% from US$35.4 million in 2004. During Q1 2005, China.com changed the presentation of its MVAS revenue from a net basis (excluding the portion of MVAS revenue paid to the mobile operators) to a gross basis (including the portion of MVAS revenue paid to the mobile operators) in response to significant changes in the operation of the MVAS business in China. Total MVAS revenue in 2005 was US$34.4 million, representing 79.3% of total revenues for China.com. The remaining 20.7% of China.com’s revenues were attributable to its Internet and media businesses.

On a comparable gross basis, MVAS revenues remained relatively stable, decreasing 1.4% from US$34.9 million in 2004, as China.com embarked on a diversification program for its MVAS services, moving away from SMS-based MVAS services utilizing older technology to Advanced Mobile Products, which includes MMS, IVR and WAP services, which allow for more advanced service offerings demanded by consumers. On a comparable gross basis, SMS-based MVAS revenue in 2005 was US$15.7 million, down 44.7% from US$28.4 million in 2004, while revenue from Advanced Mobile Products in 2005 was US$18.7 million, up 187.7% from US$6.5 million in 2004.

With respect to China.com’s online games unit, in October 2005, China.com formed a wholly-owned subsidiary, CDC Games Limited, to hold all of its assets and strategic alliances related to online games. The newly formed subsidiary aims to further capture the business opportunities in China’s fast-growing gaming market.

ADJUSTED EBITDA** AND NET INCOME SUMMARY

The company anticipates that Adjusted EBITDA** for Q4 2005 will range from approximately US$4.3 million to US$4.5 million, with full year Adjusted EBITDA** ranging from US$12.5 million to US$12.8 million. The company expects to post quarterly results ranging from a GAAP net income of US$494,000 to US$755,000 for Q4 2005, with a full year GAAP net loss ranging from US$4.2 million to US$4.4 million. The company’s audit of the 2005 financial statements is currently underway and the company has not completed its impairment testing. The net income and Adjusted EBITDA** ranges provided may change after the impairment testing and the audit have been completed.

**Adjusted EBITDA excludes interest income and expenses, taxes, depreciation, amortization of acquired intangible assets, restructuring charges and stock based compensation expenses.

BALANCE SHEET SUMMARY

The company’s balance sheet at December 31, 2005 included cash, cash equivalents and short term investments, net of debt, of US$218.0 million an increase of approximately US$5.8 million, or 2.7%, from September 30, 2005 due to strong cash flow contribution from operations.

RECENT ACQUISTIONS

In January of 2006, CDC Software expanded its offerings in the on-demand software category by acquiring the assets of JRG, a leading provider of on-demand supply chain planning solutions delivered as Software as a Service (SaaS). The on-demand software category harbors significant growth opportunities for CDC Software and the company will continue to invest in these solutions, both through additional acquisitions and internal R&D projects. In Greater China, CDC Software currently offers a marketing automation product, expresso, for customers such as 3M, Dairy Farm and Harbour Plaza Hotels & Resorts. Version 1.5 of expresso is being tested now, with version 2.0 planned for Q4. In addition, in Q2 2006, CDC Software plans to launch its on-demand software program in China by initially offering its popular PowerHRP and expresso products as SaaS solutions. Additional products, including business-to-business market automation and supply chain planning products, will follow. CDC Software will leverage the hosted model of software delivery, particularly in hyper-growth developing geographies and industries, while continuing to provide enterprise software via traditional licenses where it makes sense for specific customer needs.

In February, the company purchased the IT consulting services business of Horizon Companies, Inc., which principally offers outsourced information technology professional services in the United States and Canada utilizing India-based resources. Horizon has a 17 year track record of profitable operations servicing large and medium sized companies principally in the northeastern and central United States. Horizon currently employs over 200 IT consultants.

Horizon’s specialization in the financial services, life sciences and manufacturing industries is aligned to the industry-specific solutions from Pivotal and Ross Systems. Horizon consultants will be cross-trained in the Pivotal and Ross suites to provide additional high quality resources for cost-effective software implementations, particularly in Europe and Asia.

During the quarter, the company continued to pursue its proposal for a strategic transaction involving a combination of CDC Software with Onyx Software Corporation. Despite the company’s best efforts, Onyx refused to engage in a meaningful discussion with the company on this highly complimentary strategic combination that would generate substantial synergies and optimize value for both companies’ shareholders. On January 20, 2006 the company announced that it has concluded that it would be prudent to discontinue its pursuit of a combination with Onyx.

OTHER COMPANY NEWS

As part of the strategic review initiated by the Board of Directors in September of 2005, the company has discovered certain instances of possible corporate misconduct by some employees of the company. On January 19, 2006, the company filed suit in the High Court of Hong Kong against a former officer in our Hong Kong office for breach of fiduciary duties and failure to comply with the company’s corporate governance and compliance policies. The proceeding is at its preliminary stage and no timetable has yet been set for discovery or trial. The company intends to vigorously pursue its claims against this former officer, as well as claims it may have against others for other identified instances of alleged corporate misconduct. As part of the strategic review, the company has significantly strengthened and upgraded its internal controls and compliance policies and the company will continue to monitor and improve these policies as part of its commitment to enhance good corporate governance.

Reconciliation of GAAP Cash and Cash Equivalents
To Non-GAAP Cash and Cash Equivalent
(In US$Thousands)	Q3 2005	Q4 2005
Cash and cash equivalents	76,781	93,791
Add restricted cash	3,738	2,078
Add debt securities	158,325	148,814
Less total debt	(26,367)	(26,331)

Non-GAAP cash and cash equivalents, net of total debt	212,477	218,352

Reconciliation of GAAP Net Income range To Non-GAAP Adjusted EBITDA range (In US$Thousands)	Q4 2005	2005
		(4,433)–
Net income range	494-755	(4,172)
Less interest income	(1,473)	(6,720)
Add interest expenses	166	1,000
Add tax	753	4,327
Add depreciation	791	3,250
Add amortization of intangible assets	2,988	12,668
Add restructuring charges	189	921
Add stock based compensation expenses	374	1,503

Adjusted EBITDA range	4,282-4,543	12,516-12,777

As of December 31, 2005, the company had approximately 111.4 million common shares outstanding.

As CDC continues to its strategic reorganization and restructuring, it will take steps that may result in restructuring charges, impairment of assets and discontinuation of operations together with the attendant gains or losses from such impairments or disposals. These initiatives may cause a near term adverse effect on the financial results of the company.

Editor Notes:

Technology Abbreviations: 1) MMS: Multimedia Messaging Service, 2) IVR: Interactive Voice Response, 3) WAP: Wireless Application Protocol, 4) SMS: Short Message Service, 5) MVAS: Mobile Value Added Services, 6) MMORPG: Massively Multiplayer Online Role Playing Game

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with United States generally accepted accounting principles (“GAAP”), the company uses Non-GAAP financial measures for its cash and cash equivalents and adjusted EBITDA in this press release, which are adjusted from results based on GAAP. The Non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial position and its prospects for the future. The company believes the Non-GAAP results provide useful information to both management and investors.

Although the company continues to report GAAP results to investors, it believes the inclusion of the Non-GAAP financial measures provide further clarity in its financial reporting. The Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures. The Non-GAAP financial measures included in this press release have been reconciled to the nearest GAAP measure.

Unaudited and Preliminary Financial Information

The financial information included in this press release is unaudited and preliminary. The quarterly and full year financial information included herein is subject to adjustment pending the completion of the 2005 full year audit by the company’s independent registered public accounting firm, Ernst & Young. Adjustments to the Q4 2005 and 2005 financial information may be identified when the 2005 full year audit work is completed, which could result in significant changes which may need to be made to the company’s preliminary Q4 2005 and full year 2005 unaudited financial information set forth in this press release. The 2005 audited consolidated financial statements and related notes will be included in the company’s Annual Report on Form 20-F for the year ending December 31st, 2005.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effect on the financial results of the company resulting from the strategic evaluation of its businesses and the measures taken in connection therewith, anticipated net income/loss and adjusted EBITDA for Q4 2005 and 2005, and the effect upon results as a result of impairment testing, restructuring charges and discontinuation of operations.

These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful products and services on the WAP, IVR and MMS platforms; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s software products and services; (k) continued commitment to the deployment of the enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (n) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Relations

Craig Celek, VP Investor Relations

Tel : 1 (212) 661 2160

Fax : 1 (646) 827 2421

e-mail : craig.celek@cdccorporation.net